December 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Andi Carpenter, Staff Accountant
Andrew Blume, Senior Accountant
Thomas Jones, Staff Attorney
Jay Ingram, Legal Branch Chief

Re:	Fitell Corporation
Amendment No. 1 to Registration Statement on Form F-1
Filed November 29, 2022
File No. 333-267778

Dear Sir and Madam:

On behalf of Fitell Corporation, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended Registration Statement on Form F-1 (the “Amended F-1”) in response to the comments of the staff (the “Staff”), dated December 13, 2022, with reference to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on November 29, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 1 to Registration Statement on Form F-1 filed November 29, 2022

Cover Page

1. We note your disclosure on page 61 about beneficial ownership, including the percentage of votes held after this offering. Please disclose on the cover page the percentage ownership of Jieting Zhao after the offering and the ability to control decisions to be made by stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to include the percentage ownership of Jieting Zhao after the offering and the ability to control decisions to be made by shareholders in the Amended F-1.

2. With a view toward disclosure, please tell us whether you will be a controlled company under applicable exchange rules, and, if so, whether that status creates material risks.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that it will not be a controlled company pursuant to Nasdaq Listing Rule 5615(c) after the offering.

Risk Factors, page 14

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include such separate risk factor addressing the potential for rapid and substantial price volatility on pages 9 and 28 of the Amended F-1.

Recent Sales of Unregistered Securities, page II-1

4. Please disclose the consideration received by you for each issuance of securities disclosed in this section. See Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Amended F-1.

Exhibits

5. In Exhibit 5.1, please have counsel revise to remove assumptions that go to material facts that support the opinion, such as Assumption 2(h) which appears to assume that you have sufficient authorized shares.

Response: In response to the Staff’s comment, counsel has revised the opinion in Exhibit 5.1 of the Amended F-1.

6. Please have counsel revise its opinion to remove this assumption or tell us why they believe Assumption 2(k) in Exhibit 5.1 is appropriate.

Response: In response to the Staff’s comment, counsel has revised the opinion in Exhibit 5.1 of the Amended F-1.

We thank the Staff for its review of the foregoing and believe the Amended F-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Liang Shih
Liang Shih

cc:	Guy Adrian Robertson
Chief Executive Officer
Fitell Corporation